

July 31, 2006

via U.S. mail and facsimile

Mr. Raymond I. Wilcox
President and Chief Executive Officer
Chevron Phillips Chemical Company, LLC
10001 Six Pines Drive
The Woodlands, TX 77380-1498

      RE: **Chevron Phillips Chemical Company, LLC**
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Form 10-Q for the Fiscal Quarter Ended March 31, 2006
              File No. 333-59054-01

Dear Mr. Wilcox:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-3754 or, in her absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

              Sincerely,

              Rufus Decker
              Accounting Branch Chief